

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2024

Stephen Thomas
Chief Executive Officer
TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, CA 92101

> **Re: TPT Global Tech, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2024**
> **File No. 333-280545**

Dear Stephen Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Wilson at 202-551-6388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Littman